Exhibit 2

EuroTech Holdings Company Limited

6-K – June 28, 2004

EuroTech Holdings Company Limited

c/o EuroTech (Far East) Ltd.

18/F Gee Chang Hang Centre

65 Wong Chuk Hang Road, Hong Kong

June 28, 2004

To Our Shareholders,

(CLWT – NASDAQ SmallCap) EuroTech Holdings Company Limited (“EuroTech”) has declared a 50% stock dividend to holders of record of its Ordinary Shares. For each ten (10) Ordinary Shares of EuroTech, a recordholder will be entitled to receive five (5) additional shares.

The Record Date for the stock dividend is July 19, 2004 at 5:00 p.m. (New York time).

The dividend is expected to be paid on or about August 2, 2004.

EuroTech will not issue fractional shares, instead settling fractional shares, if any, by the payment of funds based upon the market value of EuroTech’s shares on the Record Date.

Sincerely,

T.C. Leung, Chairman of the Board of Directors